# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KNOT Offshore Partners LP, CIK 0001564180
CUSIP: Y48125101
Title of class of securities: Common Units Representing Limited Partner Interests
Address of issuer's principal executive offices: 2 Queen's Cross, Aberdeen, United Kingdom (X0), Ab15 4yb
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-24-005811
Filed by CIK 0002040734

## Reporting persons
- Astaris Capital Management LLP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,207,299; sole dispositive power 0; shared dispositive power 2,207,299; aggregate amount beneficially owned 2,207,299 (6.5% of the class)
- Astaris Capital Management (UK) Limited: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,207,299; sole dispositive power 0; shared dispositive power 2,207,299; aggregate amount beneficially owned 2,207,299 (6.5% of the class)
- Astaris Capital Management (Cayman) Limited: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,207,299; sole dispositive power 0; shared dispositive power 2,207,299; aggregate amount beneficially owned 2,207,299 (6.5% of the class)
- Martin Beck: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,207,299; sole dispositive power 0; shared dispositive power 2,207,299; aggregate amount beneficially owned 2,207,299 (6.5% of the class)

## Item 1. Issuer
Name of issuer: KNOT Offshore Partners LP
Address of issuer's principal executive offices: 2 Queens Cross, Aberdeen, AB15 4YB, United Kingdom

## Item 2. Person Filing
Name of person filing:
Astaris Capital Management LLP
Astaris Capital Management (UK) Limited
Astaris Capital Management (Cayman) Limited
Martin Beck
Address of principal business office or, if none, residence:
Astaris Capital Management LLP
3 Tilney Street
London W1K 1BQ
United Kingdom

Astaris Capital Management (UK) Limited
3 Tilney Street
London W1K 1BQ
United Kingdom

Astaris Capital Management (Cayman) Limited
P.O. Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

Martin Beck
c/o Astaris Capital Management LLP
3 Tilney Street
London W1K 1BQ
United Kingdom
Citizenship:
Astaris Capital Management LLP - United Kingdom
Astaris Capital Management (UK) Limited - United Kingdom
Astaris Capital Management (Cayman) Limited - Cayman Islands
Martin Beck - United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Astaris Capital Management LLP - 2,207,299
Astaris Capital Management (UK) Limited - 2,207,299
Astaris Capital Management (Cayman) Limited - 2,207,299
Martin Beck - 2,207,299
Percent of class:
Astaris Capital Management LLP - 6.5%
Astaris Capital Management (UK) Limited - 6.5%
Astaris Capital Management (Cayman) Limited - 6.5%
Martin Beck - 6.5%
Sole power to vote or to direct the vote:
Astaris Capital Management LLP - 0
Astaris Capital Management (UK) Limited - 0
Astaris Capital Management (Cayman) Limited - 0
Martin Beck - 0
Shared power to vote or to direct the vote:
Astaris Capital Management LLP - 2,207,299
Astaris Capital Management (UK) Limited - 2,207,299
Astaris Capital Management (Cayman) Limited - 2,207,299
Martin Beck - 2,207,299
Sole power to dispose or to direct the disposition:
Astaris Capital Management LLP - 0
Astaris Capital Management (UK) Limited - 0
Astaris Capital Management (Cayman) Limited - 0
Martin Beck - 0
Shared power to dispose or to direct the disposition:
Astaris Capital Management LLP - 2,207,299
Astaris Capital Management (UK) Limited - 2,207,299
Astaris Capital Management (Cayman) Limited - 2,207,299
Martin Beck - 2,207,299

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 1 are directly owned by advisory clients of Astaris Capital Management LLP. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Units Representing Limited Partner Interests.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Astaris Capital Management LLP: By: /s/ Martin Beck, Martin Beck / Partner & Designated Member (08/05/2025)
- Astaris Capital Management (UK) Limited: By: /s/ Martin Beck, Martin Beck / Director (08/05/2025)
- Astaris Capital Management (Cayman) Limited: By: /s/ Martin Beck, Martin Beck / Director (08/05/2025)
- Martin Beck: By: /s/ Martin Beck, Martin Beck (08/05/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.